FOR IMMEDIATE RELEASE:	March 23, 2011	PR 11-06

Atna Resources Reports Fourth Quarter and 2010 Fiscal Year End Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) today reported unaudited financial results for the Company’s fourth quarter and year-end for the period ended December 31, 2010. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the fourth quarter and year-end MD&A and Financials filed on SEDAR and EDGAR or it may be found on our website at www.atna.com.

Highlights for Fourth Quarter:

•	Gold sales revenue was $10.4 million for the fourth quarter a 39% increase over third quarter revenue.
•	Briggs Mine produced $2.1 million in positive cash flow in the fourth quarter.
•	Unit cash cost of production for the fourth quarter was $878 per ounce, a 15% reduction over the third quarter and a 10% reduction over the preceding nine month average.
•	Estimated recoverable in-process gold in inventory was 13,600 ounces with a potential year end market value of $19.1 million based on a year-end gold price of $1,406.
•	The Company completed an equity offering and raised gross proceeds of C$9.2 million.

Highlights for 2010:

•	Gold sales for 2010 increased 131% from 10,900 ounces in 2009 to 25,200 ounces in 2010.
•	The Briggs Mine received the MSHA - Sentinels of Safety 2009 Award in October 2010.
•	Total revenues for 2010 were $30.6 million, which was an increase of 252% over 2009.
•	Total tons mined for 2010 increased by 123% to 10.2 million short tons.
•	Unit cash cost of production for 2010 was $948 per ounce, a 4% increase over 2009.
•	All permits at the Reward Mine have been received and infrastructure construction has commenced.
•	An NI43-101 compliant Technical Report and Preliminary Economic Assessment on the Columbia Gold Project in Montana was completed with positive results.
•	An NI43-101 compliant Resource Estimate was completed for the Cecil R project.

Fourth Quarter Financial Results:

For the three months ended December 31, 2010, Atna recorded a net loss of $0.6 million, or basic loss per share of $0.01, on revenues of $10.4 million. This compares to net loss of $1.8 million, or a basic income per share of $0.02, on revenues of $5.0 million for the three months ended December 31, 2009. For the fourth quarter ended December 31, 2010, cash and cash equivalents were $9.6 million, an increase of $8.0 million from September 30, 2010.

Year End 2010 Financial Results

For the year ended December 31, 2010, Atna recorded net loss of $8.8 million, or basic loss per share of $0.10, on revenues of $30.6 million. This compares to a net loss of $6.0 million, or a basic loss per share of $0.07, on revenues of $8.7 million for the year ended December 31, 2009. As of December 31, 2010, cash and cash equivalents were $9.6 million, a decrease of $3.5 million from December 31, 2009.

Conference Call:

Management will host a conference call on Monday, March 28th, 2011, at 1:00p.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #54440560

A replay of the fourth quarter and year-end call will be available through midnight Eastern on Wednesday, March, 30, 2011, by dialing (800) 642-1687 or (706) 645-9291, reference conference ID #54440560

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, Canadian GAAP basis)
(Audited)

		December 31,	December 31,
		2010	2009
BALANCE SHEETS
ASSETS
Current assets		$23,841,600	$21,331,700
Noncurrent assets		56,279,300	58,525,600
Total assets		80,120,900	79,857,300
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities		12,261,300	9,679,500
Notes payable - long term		2,406,600	837,200
Gold bonds, net of discount		6,781,000	9,857,400
Noncurrent liabilities		4,620,600	5,445,800
Shareholders' equity		54,051,400	54,037,400
Total liabilities and shareholders’ equity		$80,120,900	$79,857,300

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
STATEMENTS OF OPERATIONS
Revenues	$10,380,900	$4,957,800	$30,606,900	$8,689,200
Cost of sales	8,764,500	5,568,300	29,750,900	9,126,100
Depreciation - corporate only	31,900	41,000	119,500	155,600
General and administrative	1,015,300	1,050,700	3,622,700	3,402,900
Exploration	194,900	106,900	1,108,700	1,464,700
Other expense (income), net	964,100	14,800	4,801,900	500,000
Net (loss) income	(589,800)	(1,823,900)	(8,796,800)	(5,960,100)
Unrealized (losses) gains on translating the financials of self sustaining foreign operations	(60,400)	16,000	(89,700)	(7,000)
Unrealized (loss) gain on investments available-for-sale	(2,000)	(91,700)	(264,400)	53,900
Realized gain on available for sale securities recognized in net loss	152,900	199,500	218,900	199,500
Comprehensive loss	(499,300)	(1,700,100)	(8,932,000)	(5,713,700)

Basic loss per share	$(0.01)	$(0.02)	$(0.10)	$(0.07)
Basic weighted-average shares outstanding	89,867,305	83,291,100	84,967,450	83,291,133

CASH FLOWS
Cash and cash equivalents, beginning of period	$1,634,800	$1,712,400	$13,060,300	$16,707,300
Net cash provided by (used in) operating activities	973,500	(901,600)	(4,740,800)	(9,578,500)
Net cash used in investing activities	(372,000)	(909,600)	(2,000,200)	(7,897,300)
Net cash provided by financing activities	7,351,900	13,153,800	3,261,100	13,820,000
Effect of exchange rate changes on cash	5,000	5,300	12,800	8,800
Cash and cash equivalents, end of period	$9,593,200	$13,060,300	$9,593,200	$13,060,300